FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 10, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Almost Triples Gold Resource at Bomboré Project

Indicated Resources 0.93Moz and Inferred Resources 1.78Moz

November 10, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the results of a new National Instrument 43-101 compliant gold resource estimate for its Bomboré Project in Burkina Faso, West Africa making it the second largest gold resource in the country. Orezone’s Essakane Project, currently being developed, is the country’s largest gold resource at over 4.0Moz.

SRK Consulting (Canada) Inc., has audited the estimate with a total Indicated resource of 926,600oz contained in 49.4Mt at a grade of 0.59g/t along with Inferred resources of 1,781,000oz contained within 91.8Mt at a grade of 0.61g/t (Table 1). This resource estimate is based on reverse circulation (“RC”) and core drilling data compiled up to May 2007 using a lower cut off of 0.24 g/t in oxide material, 0.25g/t in transition material and 0.52g/t in fresh material, and a 5.0g/t top cut applied to individual samples (on average 1m length). The resources occur at surface to a depth of 100m in five zones contained within the Bomboré geochemical anomaly. This gold-in-soil anomaly overlying the resources extends virtually uninterrupted at a level of +0.1g/t for more than 14km and represents the largest gold anomaly in Burkina Faso. Resources are totally open at depth and for the most part still open along strike. The project is situated beside the main highway just 80km east of the capital city of Ouagadougou. Infrastructure in the flat lying area is excellent with a very low population density.

“The Bomboré resource appears to consist of a large oxide cap grading just over 0.5g/t that overlies a sulphide deposit with a grade just under 1.0g/t. We have only drilled to depths less than 75m and have not exhausted the near surface oxide targets so there remains tremendous potential to significantly increase resources again with more drilling. The total constrained resources lie within an aggregated 4km² surface footprint resulting in more than 25,000oz per vertical meter with a stripping ratio estimated at well below 1:1. To date, we have been very successful in converting the Inferred resources to the Indicated category and the drilling results indicate that this trend should continue at depth,” stated Pascal Marquis, President, for Orezone.

Table 1 2008 Audited Mineral Resource Statement* for the Bomboré deposit, Burkina Faso, West Africa,

SRK Consulting, September 20, 2008

	Indicated Mineral Resource			Inferred 1 Mineral Resource			Inferred 2 Mineral Resource
Weathering Profile	Tonnage (Mt)	Grade (g/t)	Gold (Moz)	Tonnage (Mt)	Grade (g/t)	Gold (Moz)	Tonnage (Mt)	Grade (g/t)	Gold (Moz)
Oxide¹	30.6	0.53	0.52	32.0	0.46	0.48	2.3	0.33	0.02
Transition²	13.0	0.56	0.23	15.3	0.50	0.25	5.1	0.34	0.05
Fresh³	5.7	0.93	0.17	16.8	0.96	0.52	20.3	0.71	0.46
Total	49.4	0.59	0.93	64.1	0.61	1.24	27.7	0.61	0.54

* Mineral Resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. The cut-off grades are based on a gold price of US$800 per ounce with heap leach processing recoveries of 85% for oxide, 81% for transitional and 65% for fresh material. Indicated and Inferred 1 Mineral Resources are reported within conceptual optimized open pit shells, while Inferred 2 Mineral Resources are all remaining resource blocks located outside the pit shell. Weathering profiles: ¹ reported at a cut-off of 0.24g/t, ² reported at a cut-off of 0.25g/t, ³ reported at a cut-off of 0.52g/t. Mt= million metric tonnes. Moz= million troy ounces; g/t= grams gold per tonne

Orezone completed 19,662m of RC drilling (268 holes) and 5,711m of core drilling (57 holes) this year. These programs were designed to infill and confirm the previous resources and geological model by Met- Chem (see Table 2 and February 14, 2008 press release) and to expand the near surface oxide resources. Both programs were successful, resulting in significant increases to the resources and a higher average grade to the fresh rock material.

Table 2   2008 Met-Chem NI 43-101 resource estimate for the Bombore deposit, Burkina Faso, West Africa

Category	Tonnes (Mt)	Grade (g/t)	Total Gold (Moz)
Indicated	29.5	0.61	0.57
Inferred	23.8	0.66	0.50

As announced on June 3, 2008a technical review by Herbert Osborne and Associates (HOA) concluded there were no indications of elements in the Bomboré gold mineralization that would affect the recovery of gold or result in higher cyanide consumption. It was determined that average recoveries from the oxide material exceeded 90% and in those oxide samples without coarse gold, leaching was essentially complete in 12-24 hours. Preliminary heap leach recoveries were estimated at 85% for oxide material and 81% for transitional material.

Drilling on the Bomboré property was supervised by Pascal Marquis, Ph.D., P. Geo., President and Qualified Person for Orezone as defined by National Instrument 43-101 and who has reviewed and approved the technical information in this release. The mineral resource estimates were prepared by Orezone and audited by Dorota El-Rassi, P.Eng. and Glen Cole, P.Geo. of SRK who are Independent Qualified Persons as defined by National Instrument 43-101. Orezone holds a 100% interest in the project and the government of Burkina Faso retains a 10% non-participating interest and a 3% net smelter royalty in all operating gold projects.

In other Company news, M.S. (Steve) King, VP Exploration, is no longer with the Company. His position and duties will be assumed by Pascal Marquis who supervised and held this position previously.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Moz of inferred resources at a 0.5g/t cut-off. Reserves contained within a US$600 gold price mine plan are 3.0Moz. The deposit remains open and untested below 260m from surface and is surrounded by several satellite deposits. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, info@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to heap-leach recoveries, the timing of release of a resource update and scoping study, and our vision for the Bomboré gold project.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, and that no labour shortages or delays are incurred. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.